  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 24, 2021

Eldorado Gold Announces Normal Course Issuer Bid

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that the Toronto Stock Exchange (the “TSX”) has accepted for filing the Eldorado’s Notice in respect of a normal course issuer bid (the “NCIB”) to be transacted through the facilities of the TSX and/or through alternative trading systems, including the New York Stock Exchange (“NYSE”).

Pursuant to the NCIB, Eldorado may purchase up to 1,421,373 of its common shares (the “Shares”) representing approximately 0.8% of the total 182,659,032 common shares of the Eldorado issued and outstanding as at December 17, 2021. Purchases will be made at prevailing market prices commencing December 30, 2021 (other than for purchases through the NYSE, which will commence January 29, 2022) and ending December 29, 2022. Pursuant to TSX policies, daily purchases will not exceed 109,140 common shares, other than block purchase exceptions. The average daily trading volume for the six months period prior to December 1, 2021 was 436,561 common shares. Purchases under the NCIB will depend on future market conditions. Purchases will also be made on the NYSE in accordance with applicable U.S. securities laws.

Eldorado has engaged National Bank Financial Inc. (the “Broker”) as its broker under an automatic share purchase plan to undertake purchases under the NCIB. During the term of the automatic share purchase plan, Eldorado will not communicate any material undisclosed information to the trading staff at the Broker, and accordingly the Broker may make purchases regardless of whether a blackout period is in effect or whether there is material undisclosed information about Eldorado at the time purchases are made.

Eldorado believes that the purchase of the Shares would be an effective use of its funds and is an effective strategy to enable it to satisfy its future obligations under its employee restricted share unit plan.

Eldorado has not repurchased any of its common shares by way of a normal course issuer bid in the previous 12 months.

A copy of Eldorado’s Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.757 5573 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: our assumptions relating to general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

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